May 10, 1995


EDGAR

Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

	Enclosed on behalf of MacKay-Shields Financial Corporation are six copies of an amendment to Schedule 13G setting forth information with respect to the following security:

	Parker & Parsley, Common Stock

	Would you please acknowledge receipt of the enclosed documents by stamping and returning a copy of this letter in the enclosed stamped, self addressed envelope.


					Very truly yours,

					MACKAY-SHIELDS FINANCIAL CORPORATION


					By___________________________________
						    General Counsel


cc: J. Stine
Enclosures







SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No._1_)*


					Parker & Parsley
(Name of issuer)

					Common Stock
(Title of Class of Securities)

				70101810
(CUSIP Number)


	Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(Continued on following page(s))
Page 1 of _6__ Pages

CUSIP No.  __70101810  ________		13G		  Page __2__ of __6__  Pages
1	NAME OF REPORTING PERSON	S.S. OR I.R.S. IDENTIFICATION NO.  OF
ABOVE PERSON	MacKay-Shields Financial Corporation	("MSFC")	13-2631681; 	MSFC
 is also 	filing on behalf of its parent, New York Life Insurance Company
 ("NYLIC")2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)
											(b)
		Not Applicable
3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware (United States)	NUMBER OF
	         5	       SOLE VOTING POWER				Not Applicable as to MSFCSHARES
	Applicable as to NYLIC		       70,046BENEFICIALLY
 6	       SHARED VOTING POWER				3,718,683 as to MSFC   (See Item 4a on page
 4)OWNED BY				    0 as to NYLIC				EACH		        7	       SOLE DISPOSITIVE
 POWER				Not Applicable as to MSFCREPORTING			Applicable as to NYLIC
		       70,046			PERSON	       8          SHARED DISPOSITIVE POWER
				   3,718,683 as to MSFC
WITH					      0 as to NYLIC
		9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,788,729
	MSFC	         3,718,683				NYLIC		   70,04610	CHECK BOX IF THE AGGREGATE
 AMOUNT IN ROW (9) EXCLUDES CERTAIN 	SHARES*			Not Applicable	11	PERCENT OF
 CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%  (See Item 4a on page 4)
12	TYPE OF REPORTING PERSON*		IA		NYLIC is an IC
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13GSECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

ITEM 1 (a)	Name of Issuer:
		Parker & Parsley
ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
			303 West Wall, Suite 1010
			Midland, TX 79701
ITEM 2 (a)	Name of Person Filing:
		MacKay-Shields Financial Corporation
ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019
ITEM 2 (c)	Citizenship:
		United States
ITEM 2 (d)	Title of Class of Securities:
		Common Stock
ITEM 2 (e)	CUSIP Number:
		70101810

ITEM 3. If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b),
 check whether 	the person filing is a:

(a)    [  ]	Broker or Dealer registered under Section 15 of the Act
(b)    [  ]	Bank as defined in section 3(a)(6) of the Act
(c)    [  ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)    [  ]	Investment Company registered under section 8 of the Investment
 Company Act
(e)    [X]	Investment adviser registered under Section 203 of the Investment
 Advisers Act of 1940
(f)    [  ]	Employee Benefit Plan, Pension Fund which is subject to the
 provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1 (b)(1)(ii)(F)


Page _3_  of  _6_  Pages

SCHEDULE 13G cont.


(g)    [  ]	Parent Holding Company, in accordance with section 240.13d-l(b)
(ii)(G)
	(Note: See Item 7)
(h)    [  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)


ITEM 4.            Ownership.

		If the percent of the class owned, as of December 31 of the year covered
 by the	statement, or as of the last day of any month described in Rule
 13d-l(b)(2), if 	applicable, exceeds five percent, provide the following
 information as of that date and 	identify those shares which there is a right
 to acquire.

	(a)	Amount Beneficially Owned:

	Aggregate 3,788,729 consisting of (i) 3,280,100 shares of common stock 	and
 438,583 shares of common stock which may be acquired upon 	conversion of
 convertible preferred stock 144A, re MSFC and (ii) 70,046 	shares of common
 stock re NYLIC

	(b)	Percent of Class:
		10.7%


	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

			Not Applicable as to MSFC
			Applicable as to NYLIC	70,046

		(ii)	shared power to vote or to direct the vote

			3,718,683 as to MSFC (See Item 4a on this page).
					    0 as to NYLIC

		(iii) 	sole power to dispose or to direct the disposition of

			Not applicable as to MSFC
			Applicable as to NYLIC		       70,046


		(iv)	shared power to dispose or to direct the disposition of

			3,718,683 as to  MSFC
					    0 as to NYLIC




Page  _4_  of  _6_  Pages


SCHEDULE 13G cont.


ITEM 5.            Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof
 the 	reporting person has ceased to be the beneficial owner of more than five
 percent of 	the class of securities, check the following [ ].




ITEM 6.		Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such
securities, a 	statement to that effect should be included in response to
this item and, if such 	interest relates to more than five percent of the
class, such person should be 	identified.  A listing of the shareholders of an
investment company registered under 	the Investment Company Act of 1940 or the
beneficiaries of employee benefit plan, 	pension fund

Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. No interest of any such clients relates to
more than	5% of the class.  NYLIC has the power to direct dividends or
 proceeds for its 	securities.


ITEM 7.		 Identification and Classification of the Subsidiary Which Acquired the
Security	Being Reported on By the Parent Holding Company.

If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of
the relevant	subsidiary, and, if applicable, a separate exhibit furnishing
the information called for	by Rule 13d-l(b)(1)(ii)(G) with respect to
 non-qualified subsidiaries.

	Not Applicable


ITEM 8.		 Identification and Classification of Members of the Group.

If a group has filed this Schedule, so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.

	Not Applicable



Page __5_  of _6__  Pages



SCHEDULE 13G cont.



ITEM 9.		Notice of Dissolution of Group

		Notice of dissolution of a group may be furnished as an exhibit stating
the date of	the dissolution and that all further filings with respect to
transactions in the security	reported on will be filed, if required, by
members of the group, in their individual 	capacity.  See Item 5.

		Not Applicable


ITEM 10.		Certification

By signing below I certify that, to the best of my knowledge and belief,
the	securities referred to above were acquired in the ordinary course of
business and were	not acquired for the purpose of and do not have the effect
of changing or influencing	the control of the issuer of such securities and
were not acquired in connection with	or as a participant in any transaction
having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		May 10, 1995


Signature:


Name/Title:		Jeffry B. Platt, General Counsel













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